Standard Drilling, Inc.
1640 Terrace Way
Walnut Creek, CA  94597

telephone: (925) 938-0406

‘CORRESP’

August 21, 2009

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	John Reynolds, Assistant Director
Yolanda Guobodia
Nasreen Mohammed
Edwin S. Kim
David Link

Re:	Standard Drilling, Inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2008
Filed March 25, 2009
File No. 000-51569

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of July 29, 2009 issuing comments on the foregoing report.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed Amendment No. 1 to its Form 10-K for the fiscal year ended December 31, 2008 which contains the revised disclosure in response to the staff’s comments.

Form 10-K Filed on March 25, 2009

General

1.
On page six of your annual report, you disclose that your Asset Purchase Agreement with PBT Capital Partners requires you to retain the liabilities relating to the Advisory Consulting Agreement with International Capital Advisory, Inc., the Support Services Agreement with Petroleum Financial, Inc. and the severance agreement with David Wilson for future health benefits.  In the appropriate places in this annual report, please disclose the material terms of these agreements.

RESPONSE:  The requested additional disclosure has been included.  Please see page 7 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 12

2.
You state on page seven, second paragraph, that you entered into a letter of agreement in October 2008 for PBT to place funds in escrow to be applied to property taxes, failure to drill penalties, and other liabilities associated with your discontinued operations.  PBT was in default of the agreement with total potential claims of approximately $423,725 as of December 31, 2008.  Moreover, you state that the Company has not been released from the liabilities assumed by PBT.  Please expand your disclosure to include a discussion of the likelihood of you incurring a loss or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  Refer to Item 303(A)(1) of Regulation S-K for additional information.

RESPONSE:  Amendment No. 1 has been revised to add the additional requested disclosure.  Please see page 14.

3.	Please describe in more detail the activities that will generate the estimated overhead costs of $25,000 per month.

RESPONSE:  The requested additional disclosure has been added. Please see page 14 of Amendment No. 1.

Item 9A.(T) Control and Procedure, page 14

4.
We note the disclosure that your disclosure controls and procedures were not effective as a result of material weaknesses in your internal control over financial reporting.  However, your report on internal control over financial reporting on page 15, paragraph two indicates that your internal control over financial reporting was effective at December 31, 2008.  Pursuant to Item 308(a)(3) of Regulation S-K, management is not permitted to conclude that its internal control over financial reporting is effective if there are one or more material weaknesses in internal control over financial reporting.  Therefore, please amend your disclosure to correct the inconsistency in your conclusions with respect to your disclosure controls and procedures and your internal control over financial reporting.

RESPONSE:  Amendment No. 1 has been revised to correct the inconsistency in the Company’s conclusions regarding the effectiveness of its internal control over financial reporting.  Please see page 15.

Executive Compensation, page 11

5.
Please provide the material terms of the consulting agreement with Mr. Rector and a description of the services rendered.  Also, please include this transaction in Item 13 on page 19 of your annual report, as required by Item 404 of Regulation S-K.

RESPONSE:  The requested additional disclosure has been included in Amendment No. 1.  Please see pages 18 and 20.

Financial Statements, page F-1

Note 1 - Organization and Business Operations, page F-6

6.
We note that you recorded a loss from discontinued operations of $12,168,359 for the year ended December 31, 2007.  Please discuss the sale and include discontinued operations disclosure to comply with the requirements of SFAS 144, paragraph 47 (FASB Accounting Standards Codification paragraph 205-20-50-50-1).

RESPONSE:  The Company has included the requested additional disclosure in Note 8 – Discontinued Operations.  The Note reads as follows:

“On September 24, 2007, the Company entered into an Asset Purchase Agreement with PBT Capital Partners, LLC (“PBT”), a private company whose sole shareholder was Prentis B. Tomlinson, Jr., who was at the time the Chairman and Chief Executive Officer of the Company.  Under the terms of the Asset Purchase Agreement, PBT assumed substantially all of the Company’s assets and associated and contingent liabilities in return for leaving not less than $839,068 of cash in the company and providing the Company with a note receivable from PBT in the amount of $600,000 which was due on or before December 31, 2007 and guaranteed by Mr. Tomlinson.  In connection with the Asset Purchase Agreement, $833,389 of the amount owed by the Company under an interim credit agreement was forgiven and the Company transferred all of the shares of its former wholly-owned subsidiary, Standard E& P, Inc., to PBT.  Additionally, in connection with the Asset Purchase Agreement, PBT assumed the Company’s obligations pertaining to office space lease, employment agreements with various officers and directors, and certain severance agreements with former officers and directors.  The Company retained all of the liabilities relating to the Advisory Consulting Agreement between the Company and International Capital Advisory, Inc., the Support Services Agreement between the Company and Petroleum Financial Inc., and the obligation to provide healthcare benefits to David Wilson, the Company’s former Manager of Operations under the terms of his severance agreement until February 2009.

In connection with the Asset Purchase Agreement with PBT, in September 2007 and October 2007, the Company entered into mutual releases with several former officers, directors and parties with whom the Company had previously entered into agreements, including:

•	Romfor West Africa, Ltd.
•	Prentis B. Tomlinson, Jr., former Chairman and Chief Executive Officer,
•	O. Oliver Pennington, III, former Vice President and Chief Financial Officer,
•	E.L. Moses, Jr., former President, Chief Operating Officer and director,
•	W. Richard Andersen, former director,
•	Peter F. Frey, Treasurer, and
•	Daniel A. Drum, former Vice President of Finance.

Pursuant to these mutual releases these individuals and entities agreed to release the Company from any and all known and unknown claims, the Company agreed to release such parties from any and all known or known claims, and such individuals and entities agreed to cancel an aggregate of 11,000,000 shares of the Company’s common stock and options to purchase 5,650,000 shares of the Company’s common stock.

In connection with the Asset Purchase Agreement with PBT, Mr. Tomlinson resigned as the Company’s Chairman and Chief Executive Officer, and the Board appointed Mr. Edward L. Moses as Interim Chairman.  Subsequently on November 28, 2007, the Board appointed Mr. David S. Rector as the Company’s Chairman and principal executive officer.  Also on or around November 28, 2007, Messrs. W. Richard Anderson and Edward L. Moses resigned as directors, leaving Mr. Rector as the Company’s sole director.

In October 2008 the Company entered into a letter agreement with PBT and Mr. Tomlinson pursuant to which PBT was to place $233,425 in escrow on or before December 31, 2008.  These funds were to be applied to the payment of any failure to drill penalties which were accrued by the Company as of the date of the Asset Purchase Agreement in September 2007 under a lease which was included in the assets acquired by PBT if and to the extent any claim was made against the Company within 18 months from the date of the letter agreement.  In the event a valid claim was made against the Company, Mr. Tomlinson agreed to also immediately pay approximately $223,000 on the Company’s behalf.  The October 2008 letter agreement also contained representations and warranties from PBT that all failure to drill penalties resulting from another lease which was part of the assets acquired by PBT has been extinguished or released and that all liabilities under various employment agreements have also been extinguished or released together with an affirmative undertaking by PBT to provide the Company with written evidence of these releases.  Finally, the letter agreement contained an obligation of PBT to pay various property taxes totaling approximately $186,000 on the Company’s behalf related to assets acquired by it, as well as paying approximately $4,300 to a third party for other services rendered prior to the closing of the Asset Purchase Agreement and an affirmative undertaking by PBT to provide the Company with written evidence of these payments.  In consideration of these actions, the Company agreed to cancel the $600,000 promissory note due to the Company by PBT which was then in default.  PBT has not deposited the funds in escrow as required nor have they provided us with any of the releases or evidences of payment as required by the October 2008 letter agreement.  Accordingly, PBT is currently in default under the terms of this letter agreement.  During 2008, the Company wrote-off the $600,000 note from PBT as collection of the amount was deemed unlikely.  The accounting treatment for the debt does not impact any legal rights the Company has against PBT and Mr. Tomlinson.  The Company is currently evaluating remedies it has against PBT and Mr. Tomlinson in the event there is not a satisfactory resolution to these matters.

Pursuant to the sale of the majority of its operating assets and liabilities, the Company effectively discontinued its drilling operations as of December 31, 2008.  Accordingly, the Company recognized a loss from discontinued operations in the amount of $12,168,359 for the year ended December 31, 2008.  This amount is detailed as follows:

For the Year Ended December 31,
2007
Cost of sales	$(946,326)
Salaries and wages	(1,471,595)
Depreciation, amortization, and depletion	(446,402)
Legal and professional	(106,108)
General and administrative	(296,827)
Interest income	10,038
Interest expense	(98,056)
Dividend income	(531,054)
Loss on sale of assets	(10,501,789)
Gain on forgiveness of debts	1,157,652

Total Loss from Discontinued Operations	$(12,168,359)”

Exhibits, page 20

7.           Please revise your exhibit index to include the location of Exhibit 10.3

RESPONSE:  The typographical error which omitted the location of Exhibit 10.3 has been corrected in Amendment No. 1.  Please see page 22.

We trust that the foregoing sufficiently responds to the staff’s letter of comment.  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David S. Rector
David S. Rector
Chief Executive Officer